UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

. . . . . . . . . . . . . . . . . . . . . . . . . .
                                                  .
In the Matter of                                  .
                                                  .
ENTERGY ARKANSAS, INC.                            .
ENTERGY LOUISIANA, INC.                           .
ENTERGY MISSISSIPPI, INC.                         .
ENTERGY NEW ORLEANS, INC.                         .
                                                  .
File No. 70-5015                                  .
________________                                     CERTIFICATE
                                                     PURSUANT TO
In the Matter of                                     RULE 24
                                                  .
SYSTEM FUELS, INC.                                .
SYSTEM ENERGY RESOURCES, INC.                     .
ENTERGY ARKANSAS, INC.                            .
ENTERGY LOUISIANA, INC.                           .
ENTERGY MISSISSIPPI, INC.                         .
ENTERGY NEW ORLEANS, INC.                         .
                                                  .
File No. 70-5889                                  .
________________                                  .
                                                  .
                                                  .
(Public Utility Holding Company Act of 1935)      .
.. . . . . . . . . . . . . . . . . . . . . . . . . .

Pursuant to Rule 24 promulgated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, modified by request in the application(s) - declaration(s) referenced above, this is to certify that the following transactions were carried out and borrowings made, during the second quarter ended June 30, 2004 pursuant to System Fuels, Inc.'s (SFI) function as a supplier of fuel for the Entergy Corporation Operating Companies (System) in accordance with the terms and conditions of and for the purposes represented in the application(s) - declaration(s), as amended, and pursuant to the Orders of the SEC, dated December 17, 1971 in File No. 70-5015 and April 28, 1978 in File No. 70-5889.

Expenditures for SFI's fuel program for 2004 during the 2nd quarter are indicated below:

	Net Expenditures (In Thousands)
	2nd Quarter	Year-To-Date
2004 Fuel Supply Program:
1. Gas and Oil Development and Production	$ 0	$ 0
2. Nuclear Fuel Procurement	15,179	7,943
3. Fuel Oil Program	23,608	21,914

TOTAL EXPENDITURES	38,787	29,857

Less funds derived through
Amortization & depreciation
Charges
Amortization of Gas & Oil
Development & Production Costs	0	0
Depreciation & Other
Amortization	1	2

TOTAL depreciation & amortization	1	2

Net Expenditures	38,788	29,859

(Increase) decrease in:
Outside financing
System Money Pool borrowings	(31,514)	(61,460)

TOTAL (increase)decrease
in borrowings	(31,514)	(61,460)

Increase (decrease) in working
Capital	$(7,274)	$ 31,601

1. Gas and Oil Development and
Production
	Net Expenditures (In Thousands)
	2nd Quarter	Year-To-Date
Gas and Oil Development
and Production	$ 0	$ 0

Effective July 1, 1996, SFI sold its interest in the properties associated with its Gas and Oil Development and Production Program (the program).

As of September 30, 2003, there are no remaining proceeds at SFI for the continuing shutdown activities.

Calculation of the net expenditures (proceeds) from the continuing shutdown activities of the Program, is:
	Net Expenditures (In Thousands)
	2nd Quarter	Year-To-Date
Sales to non-System parties:
Natural gas	$ 0	$0
Condensate	0	0
Crude oil	0	0

TOTAL	0	0
Miscellaneous income (including
sale of assets)	0	0
TOTAL	0	0

General and administrative
Expense	0	0
Operating expense	0	0
Interest expense	0	0
Amortization adjustment	0	0

Net proceeds	$ 0	$ 0

2. Nuclear Fuel Procurement

	Net Expenditures (In Thousands)
	2nd Quarter	Year-To-Date
Nuclear Fuel Procurement	$15,179	$7,943

	Net Expenditures (In Thousands)
	2nd Quarter	Year-To-Date
Activities during the period:
Expenditures for nuclear
Materials and processing
Services	$15,045	$ 42,019
General and administrative
Expense	85	88
Interest expense	49	93

TOTAL	15,179	42,200
Sales of nuclear materials and
Processing services to
System companies	0	34,257

Net effect on inventory	$15,179	$7,943

3. Fuel Oil Program

	Net Expenditures (In Thousands)
	2nd Quarter	Year-To-Date
Fuel Oil Inventory	$23,608	$ 21,914

a) Fuel Oil Inventory:
	Barrels	Book Value
Inventory as of:	(In Thousands)

June 30, 2004	2,177	65,154
March 31, 2004	1,437	41,546
December 31, 2003	1,622	43,861
September 30, 2003	1,762	49,475
June 30, 2003	1,659	50,172

	During 2nd Quarter
	Barrels	Value
Sales price per barrel
to System companies
Excluding period cost:
#2 Fuel Oil	35,981	38.98
#6 Fuel Oil	2,090,545	29.45

4. Other Items:

a) As of June 30, 2004, SFI's outstanding debt and Parent Companies investment consisted of:
Parent Companies:	In Thousands
Common Stock	$ 20
Notes payable	34,000
TOTAL	34,020
System Money Pool	61,460
Banks	0

TOTAL	$95,480

b) As of January 1, 1987, SFI's employees were transferred to Entergy Services, Inc. (Entergy Services). Entergy Services bills SFI for labor associated with the operation of continuing activities for SFI and other services provided to SFI (financial, legal, administrative, and other activities). For the 2nd quarter of 2004, SFI was billed by Entergy Services for the following amounts:

	April	May	June	Total 2nd Qtr
Cost of service charged
to Service Requests
established to track
cost of functions
previously performed by
SFI personnel:

Direct Cost:
Labor and related
Cost	$ 9,383	$ 5,354	$5,676	$ 20,413
Other direct cost	(486)	1,910	2,999	4,423
Indirect Cost	2,217	1,331	1,533	5,081
TOTAL	11,114	8,595	10,208	29,917

Cost of services charged
to Service Requests not
Related to transfer of
SFI personnel:	88,031	62,037	43,511	193,579

Total cost of services
performed by Entergy
Services	$99,145	$70,632	$53,719	$223,496

Amounts billed to
Operating Companies for
The Fuel Oil Program*	$72,808	$19,562	$48,335	$140,705

Charged to Nuclear Fuel
Procurement	26,337	51,070	5,384	82,791

TOTAL	$99,145	$70,632	$53,719	$233,496

* Charged to the Fuel Oil Program as a component of period costs. Effective January 1, 1998, Fuel Oil Program period costs are recorded by plant, to the extent possible, and direct billed to the operating company that owns the facility where incurred. Costs which cannot be directly associated with a facility or an operating company, continue to be allocated as before. For the 2nd quarter of 2004, such Fuel Oil Program period costs were allocated 9.77% to ENTERGY ARKANSAS, INC., 50.43% to ENTERGY LOUISIANA, INC., 28.12% to ENTERGY MISSISSIPPI, INC., and 11.68% to ENTERGY NEW ORLEANS, INC.

c) As previously reported, the System's fuels planning and procurement administration was reorganized during 1988, redefining the fuels management roles and placing the responsibility for most fuel procurement decisions with Entergy Corporation System Executives.

SFI, utilizing Entergy Services personnel, continues to be responsible for gas and oil production shut down, financing nuclear fuel inventory and fuel oil inventory and facilities, and accounting functions related to these continuing activities.

IN WITNESS WHEREOF, SFI has caused this certificate to be executed as of the 30th of July 2004.

ENTERGY ARKANSAS, INC. ENTERGY LOUISIANA, INC. ENTERGY MISSISSIPPI, INC. ENTERGY NEW ORLEANS, INC. SYSTEM ENERGY RESOURCES, INC.
BY: /s/ Nathan E. Langston Nathan E. Langston Senior Vice President and Chief Accounting Officer

SYSTEM FUELS, INC.

BY: /s/ Steven C. McNeal Steven C. McNeal Vice President and Treasurer